EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2001 – June 30, 2006

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

						12 Months Ended June 30,	Six Months Ended June 30,
	Year Ended December 31
	2005	2004	2003	2002	2001	2006	2006*
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,330	$33,776	$33,258	$32,264	$30,224	$34,824	$17,416
Other Interest	2,665	2,184	2,048	1,620	3,772	2,665	930
Amortization of Debt Discount and Expense	808	773	696	799	768	785	360
Interest Portion of Rentals	1,357	1,489	1,622	1,578	1,572	1,417	731

Total Fixed Charges, as defined	$39,160	$38,222	$37,624	$36,261	$36,336	$39,691	$19,437

Earnings, as defined:
Net Income	$58,149	$50,572	$45,983	$43,792	$50,187	$60,149	$43,027
Taxes on Income	32,720	26,531	23,340	23,444	27,553	33,825	24,486
Fixed Charges, as above	39,160	38,222	37,624	36,261	36,336	39,691	19,437

Total Earnings, as defined	$130,029	$115,325	$106,947	$103,497	$114,076	$133,665	$86,950

Ratio of Earnings to Fixed Charges	3.32	3.02	2.84	2.85	3.14	3.37	4.47

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.